Consolidated Financial Statements
(Expressed in Canadian dollars)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Vasogen Inc. (a Development Stage Company) as at November 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended November 30, 2005 and for the period from December 1, 1987 to November 30, 2005 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

February 13, 2006

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON

CANADA-UNITED STATES REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 2(p) to the consolidated financial statements. Our report to the shareholders dated February 13, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ KPMG LLP

Chartered Accountants

Toronto, Canada

February 13, 2006

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(In thousands of Canadian dollars)

November 30, 2005 and 2004

	2005	2004

Assets

Current assets:
Cash and cash equivalents (note 3)	$50,521	$5,336
Marketable securities (note 5)	22,999	67,651
Clinical supplies	1,862	2,804
Tax credits recoverable	1,130	1,596
Prepaid expenses and deposits	1,623	1,850
Accrued gain on forward exchange contracts (note 12)	703	-
	78,838	79,237

Restricted cash (note 4)	11,701	-
Property and equipment (note 6)	1,121	967
Acquired technology (note 7)	506	759
Deferred financing costs (note 8)	2,645	-

	$94,811	$80,963

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$5,733	$8,120
Accrued liabilities	20,554	7,168
Current portion of senior convertible notes payable (note 8)	16,659	-
Accrued loss on forward exchange contracts (note 12)	763	5,220
	43,709	20,508

Senior convertible notes payable (note 8)	18,795	-

Shareholders' equity (note 9):
Share capital:
Authorized:
Unlimited common shares, without par value
Issued and outstanding:
82,255,374 common shares (2004 - 72,331,286)	295,007	245,465
Stock options	8,466	1,199
Equity component of senior convertible notes payable (note 8)	7,985	-
Warrants	5,345	1,456
Contributed surplus	223	-
Deficit	(284,719)	(187,665)
	32,307	60,455

Commitments and contingencies (note 14)
Subsequent event (note 19)

	$94,811	$80,963

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Expenses:
Research and development
(note 17)	$71,421	$51,794	$21,730	$195,949
General and administration	22,126	15,852	10,250	85,921
Foreign exchange (gain) loss	(719)	8,288	1,111	8,889

Loss before the undernoted	(92,828)	(75,934)	(33,091)	(290,759)

Interest expense on senior
convertible notes payable	(344)	-	-	(344)

Accretion in carrying value of
senior convertible notes payable	(1,742)	-	-	(1,742)

Amortization of deferred financing
costs	(408)	-	-	(408)

Investment income	2,274	1,384	1,143	10,044

Loss	(93,048)	(74,550)	(31,948)	(283,209)

Deficit, beginning of period:
As originally reported	(187,665)	(113,115)	(81,167)	(1,510)
Impact of change in
accounting for stock-based
compensation (note 2(p))	(4,006)	-	-	-
As restated	(191,671)	(113,115)	(81,167)	(1,510)

Deficit, end of period	$(284,719)	$(187,665)	$(113,115)	$(284,719)

Basic and diluted loss per
common share (note 10)	$(1.17)	$(1.07)	$(0.57)

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Cash provided by (used in):

Operating activities:
Loss	$(93,048)	$(74,550)	$(31,948)	$(283,209)
Items not involving cash:
Amortization	589	463	393	4,875
Accretion in carrying value
of senior convertible notes
payable	1,742	-	-	1,742
Amortization of deferred
financing costs	408	-	-	408
Stock-based compensation	3,615	455	431	8,507
Common shares issued
for services	-	-	-	2,449
Unrealized foreign exchange
(gain) loss	(542)	8,278	1,186	9,042
Other	-	-	4	(35)
Change in non-cash operating
working capital (note 11(a))	12,634	9,542	708	21,644
	(74,602)	(55,812)	(29,226)	(234,577)

Financing activities:
Shares issued for cash	52,502	76,913	50,669	285,907
Warrants exercised for cash	-	-	1,347	16,941
Options exercised for cash	627	1,300	589	7,669
Share issue costs	(3,720)	(5,625)	(4,632)	(20,985)
Issue of convertible debt,
net (note 8)	42,790	-	-	43,412
Restricted cash	(11,701)	-	-	(11,701)
Paid to related parties	-	-	-	(234)
	80,498	72,588	47,973	321,009

Investing activities:
Increase in property and equipment	(490)	(816)	(192)	(2,393)
Increase in acquired technology	-	-	-	(1,283)
Purchases of marketable securities	(22,999)	(74,872)	(49,151)	(244,766)
Settlement of forward exchange
contracts	(4,732)	-	-	(4,732)
Maturities of marketable securities	67,651	59,976	33,143	217,598
	39,430	(15,712)	(16,200)	(35,576)

Foreign exchange loss on cash
held in foreign currency	(141)	(204)	(95)	(335)

Increase in cash and cash equivalents	45,185	860	2,452	50,521

Cash and cash equivalents,
beginning of period	5,336	4,476	2,024	-

Cash and cash equivalents,
end of period	$50,521	$5,336	$4,476	$50,521

Supplemental disclosure and supplemental cash flow information (notes 11(b) and (c))

See accompanying notes to consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

1.     Basis of presentation:

Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to November 30, 2005.

The Company's future operations are highly dependent upon the outcome of the Phase III trials of its lead product, Celacade™. Should the trials prove successful, the Company will pursue regulatory approval and subsequent commercialization of Celacade™. The Company's commercialization efforts are dependent upon its ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should the Company's ability to raise additional financial support be delayed, management believes the Company's current level of cash and cash equivalents and marketable securities is sufficient to fund planned expenditures for the next twelve months.

In the event the results of the Phase III trials do not warrant efforts to commercialize Celacade™ at the present time, the Company will be required to re-evaluate its business operations and to reduce expenditures. Should commercialization not be pursued, management believes that the Company's current level of cash and cash equivalents and marketable securities is sufficient to fund the planned expenditures for the next twelve months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.      Significant accounting policies:

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, except as described in note 18, conform, in all material respects, with accounting principles generally accepted in the United States ("United States GAAP").

(a)   Principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Vasogen Ireland Limited (incorporated in 1998) and Vasogen Corp. (Delaware-incorporated in 2004). The functional currency of both subsidiaries is the Canadian dollar. All material intercompany balances and transactions have been eliminated.

(b)   Cash and cash equivalents:

The Company considers unrestricted cash on hand, in banks, in term deposits and in commercial paper with original maturities of three months or less as cash and cash equivalents.

(c)   Marketable securities:

Marketable securities consist of corporate bonds, commercial paper and medium term notes which are stated at amortized cost plus accrued interest. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis. All marketable securities are held to maturity.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.       Significant accounting policies (continued):

(d)   Concentration of credit risk:

Financial instruments potentially exposing the Company to a concentration of credit risk consist principally of marketable securities. The Company manages this credit risk by investing only in highly rated Canadian and U.S. corporations with securities that are traded on active markets and are capable of prompt liquidation.

(e)   Property and equipment:

Property and equipment are recorded at cost less any impairment losses recognized in accordance with note 2(h) and amortized on a straight-line basis over their estimated useful lives as follows:

Testing equipment	5 years
Computer and other equipment	5 years
Leasehold improvements	Over term of lease

(f)      Deferred financing costs:

Deferred financing costs are comprised primarily of the placement fee and professional fees associated with the issuance of the Company's senior convertible notes payable. Deferred financing costs are amortized over the two-year term of the convertible notes using the effective yield method.

(g)   Acquired technology:

Acquired technology, representing part of the Company's platform medical device technology, is stated at amortized cost less any impairment losses recognized in accordance with note 2(h). Amortization is provided on a straight-line basis over 20 years, representing the term of the acquired patent.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.     Significant accounting policies (continued):

(h)   Impairment of long-lived assets:

The Company periodically reviews the useful lives and the carrying values of its long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

(i)  Research and development:

Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization. The Company has not capitalized any such development costs to date. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit were $214,000 (2004 - $337,058; 2003 - $200,000; December 1, 1987 to November 30, 2005 - $2,183,721).

Tax credits recoverable include the Ontario Innovation Tax Credits, the Goods and Services Tax credits and other recoverable tax amounts. These amounts are recoverable after the filing of various tax returns and the completion of various tax audits.

Clinical supplies represent the devices and disposables on hand at year-end that will be consumed in the Company's future research and clinical trials. These supplies are carried at the lower of cost, on a first-in-first-out basis, and replacement cost, adjusted for any impairment in value due to obsolescence and are expensed as research and development expenses when shipped to outsourced research centres or clinical sites.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.      Significant accounting policies (continued):

(j)  Derivative financial instruments:

The Company is party to forward foreign exchange contracts in order to pursue its investment objectives without changing its foreign currency exposure. These financial instruments are measured at fair value, which is determined based on amounts quoted by the Company's banker to realize favourable contracts or to settle unfavourable contracts, taking into account foreign exchange rates and the duration of each contract. The unrealized gain or loss arising from changes in fair value of the forward exchange contracts is included in the determination of loss for the period as the instruments are not considered hedging instruments.

(k)   Translation of foreign currency:

The functional currency of the Company is the Canadian dollar. Accordingly, monetary items denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in the determination of loss for the period.

(l)     Income taxes and investment tax credits:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future income taxes attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective tax carrying values. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.     Significant accounting policies (continued):

Future tax assets recognized are reduced by a valuation allowance. Management has provided a valuation allowance equivalent to the net future tax asset balances, given that the Company's activities are in the development stage and the uncertainty that it will generate sufficient income for tax purposes to utilize the tax losses in the carryforward period.

The benefits of tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditures are made, provided there is reasonable assurance of recoverability. The tax credits reduce the cost of property and equipment or research costs, as applicable.

(m)   Stock-based compensation plans:

The Company has a stock-based compensation plan, described in note 9(c). Prior to December 1, 2004, stock-based awards granted to employees, directors and officers were accounted for using the settlement method. On December 1, 2004, the Company adopted the fair value method of accounting for stock-based awards to employees, directors and officers granted or modified after December 1, 2002. This method requires the Company to expense, over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. The Company applied this change retroactively, without restatement of prior periods. Stock options and warrants awarded to non-employees are accounted for using the fair value method and expensed as the service or product is received. The fair value of performance-based options is recognized over the estimated period to achievement of performance conditions. Fair value is determined using the Black-Scholes option pricing model.

The Company has a deferred share units ("DSU") plan, as described in note 9(d). On the date of grant, the fair value of each DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's balance sheet. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.      Significant accounting policies (continued):

(n)   Basic and diluted loss per common share:

Basic loss per common share is computed by dividing loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per common share is computed similarly to basic loss per common share, except that the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of stock options and warrants and the conversion of the senior convertible notes payable, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The additional shares would also include those shares issuable upon the assumed conversion of the senior convertible notes payable, with an adjustment to loss for the period to add back any interest paid to the note holders. These common equivalent shares are not included in the calculation of the weighted average number of shares outstanding for diluted loss per common share when the effect would be anti-dilutive.

(o)   Measurement uncertainty:

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

The Company has estimated the useful lives of all depreciable assets and the recoverability of property and equipment and acquired technology using estimates of future cash flows and other measures of fair values. Significant changes in the assumptions with respect to future business plans could result in impairment of property and equipment or acquired technology.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.      Significant accounting policies (continued):

(p)   Changes in accounting policy:

(i)     Stock-based compensation and other stock-based payments:

Effective December 1, 2004, the Company adopted the amendment to The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments ("Section 3870"). Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods. The impact of the Company's adoption of this revised accounting standard was a charge to opening deficit of $4,006,000 with corresponding increases of $55,000 to share capital for those stock options exercised prior to December 1, 2004 and $3,951,000 to stock options for those vested options not yet exercised at December 1, 2004.

(ii)   Consolidation of variable interest entities (revised):

Effective December 1, 2004, the Company adopted Accounting Guideline 15R ("AcG-15R"), which is now substantially consistent with FASB Interpretation No. 46 (revised). The adoption of AcG-15R had no impact on the Company's consolidated financial position or results of operations.

(iii)   Financial instruments - disclosure and presentation:

Effective December 1, 2004, the Company adopted an amendment to CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, which requires that certain obligations that must or can be settled at the issuer's option in cash or in an equivalent value by a variable number of the issuer's equity instruments be accounted for as liabilities. The Company considered the provisions of amended Section 3860 in determining how to account for the senior convertible notes payable (note 8).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

2.     Significant accounting policies (continued):

(iv)   Accounting for convertible debt instruments:

Effective October 17, 2005, the Company adopted EIC 158 - Accounting for Convertible Debt Instruments, which addresses the accounting treatment of convertible debentures for which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash. The Company considered EIC 158 in determining how to account for the senior convertible notes payable (note 8).

3.     Cash and cash equivalents:

As at November 30, 2005, the Company has $47,626,172 (2004 - nil) of cash equivalents, all of which are denominated in Canadian dollars and approximate their quoted market values. Cash equivalents held at November 30, 2005 have varying original terms to maturity of less than three months.

4.      Restricted cash:

The Company has U.S. $10.0 million in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable, which were issued on October 7, 2005. The letter of credit automatically renews every year and shall not expire earlier than 91 days after the maturity date of the convertible notes. After U.S. $23.0 million of the convertible notes are converted or redeemed, the letter of credit may be reduced at the option of the Company.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

5.       Marketable securities:

	Less than	Greater than
	one year	one year		Yield to
2005	maturities	maturities	Total	maturity

Corporate bonds, commercial
paper and medium-term notes	$22,999	$-	$22,999	3.04% - 4.25%

	Less than	Greater than
	one year	one year		Yield to
2004	maturities	maturities	Total	maturity

Corporate bonds, commercial
paper and medium-term notes	$67,651	$-	$67,651	1.50% - 2.65%

At November 30, 2005, $7,774,678 (2004 - $18,355,284) of marketable securities are held in U.S. dollar-denominated investments, aggregating U.S. $6,662,677 (2004 - U.S. $15,479,241).

At November 30, 2005 and 2004, the carrying values of marketable securities approximate their quoted market values. Marketable securities held at November 30, 2005 have varying maturities from one to four months (2004 - one to five months).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

6.      Property and equipment:

		Accumulated	Net book
2005	Cost	amortization	value

Testing equipment	$954	$595	$359
Computer and other equipment	521	288	233
Leasehold improvements	730	201	529

	$2,205	$1,084	$1,121

		Accumulated	Net book
2004	Cost	amortization	value

Testing equipment	$852	$454	$398
Computer and other equipment	446	231	215
Leasehold improvements	417	63	354

	$1,715	$748	$967

7.       Acquired technology:

	2005	2004

Cost	$4,081	$4,081
Less accumulated amortization	3,575	3,322

Net book value	$506	$759

   In 2005, amortization expense is $253,000 (2004 - $254,000; 2003 - $253,000).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

8.      Senior convertible notes payable:

On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40,000,000 senior convertible notes payable and 3,333,334 common share purchase warrants, as disclosed in note 9(e), for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes mature on October 7, 2007, which shall be extended to October 7, 2010 upon the occurrence of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of Celacade for use in the treatment of chronic heart failure.

The notes are guaranteed by Vasogen Inc. and are secured by an irrevocable U.S. $10,000,000 letter of credit issued in favour of the note holders and which is fully secured by cash on hand (note 4).

The notes are convertible by the holders at any time into common shares of the Company at a conversion price of U.S. $3.00 per share, adjusted for anti-dilution and other downward adjustments including if the Company issues or sells common stock at a price of less than U.S. $3.00 unless the offering is in excess of U.S. $50.0 million in total or in connection with terms permitted under the agreement, issues options or warrants to third parties with an exercise price of less than U.S. $3.00 or convertible securities with a conversion price of less than U.S. $3.00 (collectively, the "conversion price").

The Company is required to pay the notes in 22 equal monthly installments commencing December 1, 2005. While interest is always payable in cash, the Company, at its option, may pay the installment in cash at the face amount of the installment principal or in freely tradable common shares, or any combination thereof. If settled in common shares, the number of common shares is based on the face amount of the installment principal divided by the lesser of (i) the conversion price and (ii) 90% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is less than U.S. $1.00, or 95% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if greater than U.S. $1.00. The Company is obligated to provide additional common shares at no consideration if subsequent to the installment date, the number of shares is greater when the subsequent twelve-day weighted average share price is used in the formula. Additional principal is deemed to be extinguished if the number of shares issued is in excess of the number of shares otherwise determined using the subsequent twelve-day weighted average share price in the formula. The Company will account for this twelve-day post installment settlement mechanism as an adjustment to share capital.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

8.      Senior convertible notes payable (continued):

The Company has the right to accelerate payments of outstanding principal of up to U.S. $8.0 million on each instalment date if the Company's common share price is greater than U.S. $1.00 per share or up to 40% of the principal outstanding each calendar year if the Company's common share price is greater than U.S. $4.00 per share. The acceleration repayment terms are similar to the monthly installment redemption terms described above. In addition, the Company is obliged to issue additional common share purchase warrants with terms similar to those warrants issued initially with the maturity date being five years from the date of issuance and the exercise price of U.S. $3.00 per common share (subject to adjustment similar to the conversion price).

Under the terms of the notes, if the ACCLAIM trial fails to meet its primary endpoint, then beginning on September 1, 2006, the Company must maintain a net cash balance of 110% of the outstanding principal amount on the notes.

The interest rate increases to 12% upon and during an event of default. The Company is required to pay 2% of the purchase price of the notes and warrants each month if the Company's common shares are not freely tradeable under applicable Ontario and U.S. securities laws and regulations.

The holders also have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default or at 115% in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control. No accounting consideration has been given to these holders' contingent put rights since it is management's view that these contingent events are not probable of occurrence.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

8.      Senior convertible notes payable (continued):

In accordance with Canadian GAAP, the convertible notes were bifurcated into a liability component and an equity conversion component which are presented separately in the consolidated balance sheets. The Company allocated the gross proceeds received of $47.0 million from the issuance of the convertible notes and warrants on a relative fair value basis as follows: $33.9 million to the debt, $8.8 million to the equity component and $4.3 million to the warrants. The fair value of the debt was determined based on the future payments of principal and interest for a debt instrument of comparable maturity and credit quality but excluding any conversion option by the holder. The senior convertible notes payable carry an effective interest rate of 34%. The conversion option or equity component of the convertible notes was valued using the Binomial model. The fair value of the warrants was determined based on the Black-Scholes option pricing model.

The issue costs related to the transaction of $4.2 million were also allocated on a proportionate basis as follows: $3.0 million to deferred financing costs to be amortized on an effective yield basis, $0.8 million to the equity component and $0.4 million to the warrants.

The Company recorded accretion expense of $1.7 million and amortized deferred financing costs of $0.4 million during the period, such that at the redemption date of the notes, the carrying amount of the notes will be their face amount.

On November 28, 2005, the Company issued 774,124 common shares to the debt holders in order to extinguish U.S. $1.8 million of convertible notes on December 1, 2005. The common shares have been recorded at $2.0 million. The carrying amount of the convertible notes and a pro rata portion of the equity conversion option will be transferred into share capital and contributed surplus upon settlement.

Par value of senior convertible notes payable	$46,676
Balance remaining to be accreted	(11,222)
Senior convertible notes payable	35,454
Current portion of senior convertible notes payable	16,659

Senior convertible notes payable, long term	$18,795

At November 30, 2005, $16.7 million has been presented as a current liability since the Company is obligated to settle that portion of the carrying amount of the convertible notes in cash or in common shares in the next twelve months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.      Shareholders' equity:

(a)  Consolidated statement of shareholders' equity:

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, December 1, 1987	1,032		$1,213	$-	$-	$-	$-	$(1,510)	$(297)
Shares issued for cash	138	1.40	195	-	-	-	-	-	195
Shares issued for services	5	3.50	17	-	-	-	-	-	17
Shares issued to acquire a license	1,571	1.51	2,375	-	-	-	-	-	2,375
Loss	-		-	-	-	-	-	(755)	(755)

Balance, November 30, 1988	2,746		3,800	-	-	-	-	(2,265)	1,535
Loss	-		-	-	-	-	-	(601)	(601)

Balance, November 30, 1989	2,746		3,800	-	-	-	-	(2,866)	934
Shares issued for cash	251	4.22	1,061	-	-	-	-	-	1,061
Options exercised	50	2.10	105	-	-	-	-	-	105
Shares issued for services	11	4.20	45	-	-	-	-	-	45
Debt conversion	179	1.12	200	-	-	-	-	-	200
Loss	-		-	-	-	-	-	(725)	(725)

Balance, November 30, 1990	3,237		5,211	-	-	-	-	(3,591)	1,620
Shares issued for cash	683	1.33	909	-	-	-	-	-	909
Options exercised	14	2.10	30	-	-	-	-	-	30
Shares issued for services	90	1.87	168	-	-	-	-	-	168
Shares issued to acquire a license	71	1.48	100	-	-	-	-	-	100
Loss	-		-	-	-	-	-	(593)	(593)

Balance, November 30, 1991	4,095		6,418	-	-	-	-	(4,184)	2,234

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, November 30, 1991	4,095		6,418	-	-	-	-	(4,184)	2,234
Shares issued for cash	14	3.08	44	-	-	-	-	-	44
Options exercised	134	1.78	239	-	-	-	-	-	239
Shares issued for services	77	2.61	202	-	-	-	-	-	202
Debt conversion	429	1.05	450	-	-	-	-	-	450
Loss	-		-	-	-	-	-	(975)	(975)

Balance, November 30, 1992	4,749		7,353	-	-	-	-	(5,159)	2,194
Shares issued for cash	71	2.10	150	-	-	-	-	-	150
Warrants exercised	119	1.71	203	-	-	-	-	-	203
Options exercised	46	2.10	96	-	-	-	-	-	96
Shares issued for services	96	2.10	202	-	-	-	-	-	202
Loss	-		-	-	-	-	-	(752)	(752)

Balance, November 30, 1993	5,081		8,004	-	-	-	-	(5,911)	2,093
Shares issued for cash	774	1.30	1,006	-	-	-	-	-	1,006
Share issue costs	-	-	(192)	-	-	-	-	-	(192)
Warrants exercised	142	1.75	247	-	-	-	-	-	247
Options exercised	29	1.54	44	-	-	-	-	-	44
Shares issued for services	29	2.10	60	-	-	-	-	-	60
Loss	-		-	-	-	-	-	(996)	(996)

Balance, November 30, 1994	6,055		9,169	-	-	-	-	(6,907)	2,262

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, November 30, 1994	6,055		9,169	-	-	-	-	(6,907)	2,262
Shares issued for cash	3,460	1.00	3,460	-	-	-	-	-	3,460
Share issue costs	-	-	(294)	-	-	-	-	-	(294)
Warrants exercised	185	0.50	93	-	-	-	-	-	93
Options exercised	120	0.50	60	-	-	-	-	-	60
Shares issued for services	236	1.04	246	-	-	-	-	-	246
Loss	-		-	-	-	-	-	(2,323)	(2,323)

Balance, November 30, 1995	10,056		12,734	-	-	-	-	(9,230)	3,504
Shares issued for cash	3,557	1.10	3,913	-	-	-	-	-	3,913
Share issue costs	-	-	(962)	-	-	-	-	-	(962)
Warrants exercised	3,397	1.34	4,539	-	-	-	-	-	4,539
Options exercised	394	0.62	245	-	-	-	-	-	245
Shares issued for services	632	1.18	748	-	-	-	-	-	748
Shares issued to acquire license	270	1.20	324	-	-	-	-	-	324
Loss	-		-	-	-	-	-	(4,862)	(4,862)

Balance, November 30, 1996	18,306		21,541	-	-	-	-	(14,092)	7,449
Shares issued for cash	3,064	2.49	7,625	-	-	-	-	-	7,625
Share issue costs	-	-	(312)	-	-	-	-	-	(312)
Warrants exercised	1,352	1.20	1,621	-	-	-	-	-	1,621
Options exercised	494	0.98	482	-	-	-	-	-	482
Shares issued for services	115	1.87	215	-	-	-	-	-	215
Loss	-		-	-	-	-	-	(7,991)	(7,991)

Balance, November 30, 1997	23,331		31,172	-	-	-	-	(22,083)	9,089

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, November 30, 1997	23,331		31,172	-	-	-	-	(22,083)	9,089
Shares issued for cash	2,882	1.75	5,043	-	-	-	-	-	5,043
Share issue costs	-	-	(479)	-	-	-	-	-	(479)
Warrants exercised	228	1.11	253	-	-	-	-	-	253
Options exercised	100	0.95	95	-	-	-	-	-	95
Shares issued for services	33	1.67	55	-	-	-	-	-	55
Loss	-		-	-	-	-	-	(7,312)	(7,312)

Balance, November 30, 1998	26,574		36,139	-	-	-	-	(29,395)	6,744
Shares issued for cash	6,590	1.49	9,825	-	-	-	-	-	9,825
Share issue costs	-	-	(934)	-	-	-	-	-	(934)
Warrants exercised	1,627	1.07	1,739	-	-	-	-	-	1,739
Options exercised	594	1.22	724	-	-	-	-	-	724
Shares issued for services	207	1.25	259	-	-	-	-	-	259
Loss	-		-	-	-	-	-	(7,915)	(7,915)

Balance, November 30, 1999	35,592		47,752	-	-	-	-	(37,310)	10,442
Shares issued for cash	3,738	9.54	35,650	-	-	-	-	-	35,650
Share issue costs	-	-	(1,812)	-	-	-	-	-	(1,812)
Warrants exercised	3,979	1.73	6,898	-	-	-	-	-	6,898
Options exercised	1,393	1.48	2,064	-	-	-	-	-	2,064
Shares issued for services	40	5.83	233	-	-	-	-	-	233
Loss	-		-	-	-	-	-	(9,961)	(9,961)

Balance, November 30, 2000	44,742		90,785	-	-	-	-	(47,271)	43,514

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, November 30, 2000	44,742		90,785	-	-	-	-	(47,271)	43,514
Shares issued for cash	1,406	8.49	11,941	-	-	-	-	-	11,941
Share issue costs	-	-	(121)	-	-	-	-	-	(121)
Options exercised	216	1.99	429	-	-	-	-	-	429
Loss	-		-	-	-	-	-	(14,389)	(14,389)

Balance, November 30, 2001	46,364		103,034	-	-	-	-	(61,660)	41,374
Shares issued for cash	5,155	4.85	25,000	-	-	-	-	-	25,000
Share issue costs	-	-	(1,901)	-	-	-	-	-	(1,901)
Options exercised	415	1.30	540	-	-	-	-	-	540
Loss	-	-	-	-	-	-	-	(19,507)	(19,507)

Balance, November 30, 2002	51,934		126,673	-	-	-	-	(81,167)	45,506
Shares issued for cash	9,478	5.35	50,669	-	-	-	-	-	50,669
Share issue costs	-	-	(5,898)	-	-	-	-	-	(5,898)
Warrants exercised	250	5.39	1,347	-	-	-	-	-	1,347
Options exercised	360	1.64	589	-	-	-	-	-	589
Fair value of stock options and
warrants issued to consultants	-	-	-	744	-	1,456	-	-	2,200
Loss	-		-	-	-	-	-	(31,948)	(31,948)

Balance, November 30, 2003	62,022		173,380	744	-	1,456	-	(113,115)	62,465

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, November 30, 2003	62,022		173,380	744	-	1,456	-	(113,115)	62,465
Shares issued for cash	9,775	7.87	76,913	-	-	-	-	-	76,913
Share issue costs	-	-	(6,128)	-	-	-	-	-	(6,128)
Options exercised	534	2.43	1,300	-	-	-	-	-	1,300
Fair value of stock options issued
to consultants	-		-	455	-	-	-	-	455
Loss	-		-	-	-	-	-	(74,550)	(74,550)

Balance, November 30, 2004,
as originally reported	72,331		245,465	1,199	-	1,456	-	(187,665)	60,455

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

					Equity
					component of				Period from
		Common			senior				December 1,
		shares'			convertible				1987 to
	Number	average	Share	Stock	notes		Contributed		November 30,
	of shares	share price	capital	options	payable	Warrants	surplus	Deficit	2005
	(000's)

Balance, November 30, 2004,
as originally reported	72,331	245,465	1,199	-	1,456		-	(187,665)	60,455
Change in accounting for stock-
based compensation	-	-	55	3,951	-	-	-	(4,006)	-

Balance, November 30, 2004,
as restated	72,331	-	245,520	5,150	-	1,456	-	(191,671)	60,455
Shares issued for cash	9,005	5.83	52,502	-	-	-	-	-	52,502
Share issue costs	-	-	(3,720)	-	-	-	-	-	(3,720)
Fair value of stock options granted	-	-	-	3,826	-	-	-	-	3,826
Options exercised	145	4.32	627	-	-	-	-	-	627
Shares issued in advance for
installment payment on
senior convertible notes
payable	774	2.63	2,034	-	-	-	-	-	2,034
Installment payment in advance	-	-	(2,032)	-	-	-	-	-	(2,032)
Senior convertible notes	-	-	-	-	8,774	4,273	-	-	13,047
Financing costs on equity component
of senior convertible notes	-	-	-	-	(789)	(384)	-	-	(1,173)
Fair value of stock options exercised	-	-	76	(76)	-	-	-	-	-
Fair value of vested options
forfeited and expired	-	-	-	(223)	-	-	223	-	-
Fair value of unvested options
forfeited	-	-	-	(211)	-	-	-	-	(211)
Loss	-	-	-	-	-	-	-	(93,048)	(93,048)

Balance, November 30, 2005	82,255	$295,007	$8,466	$7,985	$5,345	$223		$(284,719)	$32,307

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.      Shareholders' equity (continued):

(b)   Share issuances:

On February 2, 2005, the Company issued 9,005,000 common shares for gross proceeds of $52.5 million (U.S. $42.3 million) (net proceeds of $48.8 million after costs of issuance of $3.7 million).

On March 4, 2004, the Company issued 9,775,000 common shares for gross proceeds of $76.9 million (U.S. $57.7 million) (net proceeds of $70.8 million after costs of issuance of $6.1 million).

In July 2003, the Company issued 9,477,986 common shares for gross proceeds of $50.7 million (net proceeds of $46.6 million after costs of issuance of $4.1 million, which excludes $1.8 million for the fair value of warrants and options granted to the agent and other advisors as additional non-cash compensation).

In connection with the July 2003 offering of common shares, the Company granted 360,000 warrants and 77,500 options to the agent and other advisors. These warrants and options have been ascribed a fair value of $1,456,000 and $313,000, respectively, with the associated cost reflected as a cost of issuing the related common shares. Each warrant and option entitles the holder to purchase one common share at U.S. $4.69 per share until July 2, 2006. As of November 30, 2005, none of these warrants or options had been exercised.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.      Shareholders' equity (continued):

(c)   Stock-based compensation plans:

In May 2003, the Company adopted two new stock option plans (the "2003 Employee Plan" and the "2003 Director Plan") to eventually replace the Company's existing stock option plan (the "Existing Plan"). All grants of options after May 2003 are made from the new plans and no further option grants will be made under the Existing Plan. The Company reserved for issuance 2,000,000 common shares under the 2003 Employee Plan and 250,000 common shares under the 2003 Director Plan. In March 2005, the Company's shareholders approved increasing the maximum number of common shares under the 2003 Employee Plan to 5,000,000. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on The Toronto Stock Exchange on the last trading day prior to the grant of the option. Options granted under these plans have a maximum term of ten years and generally vest over a period of up to three years.

As at November 30, 2005, there were 2,506,634 (2004 - 660,121; 2003 - 1,496,366) options available for grant.

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price
	(000's)		(000's)	(000's)

Outstanding, beginning
of year	3,518	$6.01	3,245	$5.00	2,271	$4.68
Issued	1,302	4.65	842	7.66	1,460	5.01
Exercised	(145)	4.32	(534)	2.43	(360)	1.64
Expired or cancelled	(364)	6.73	(35)	6.12	(126)	8.87

Outstanding, end of year	4,311	$5.60	3,518	$6.01	3,245	$5.00

Exercisable, end of year	2,588		1,831	1,549

The table above includes 293,625 (2004 - 74,766; 2003 - 345,109) options granted to non-employees for a fair value of $751,000 (2004 - $379,000; 2003 - $871,640).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.     Shareholders' equity (continued):

The following table provides information on options outstanding and exercisable as of November 30, 2005:

	Options outstanding			Options exercisa ble
			Weighted
		Weighted	average		Weighted
		average	remaining		average
Exercise	Number	exercise	contractual	Number	exercise
price	outstanding	price	life (years)	exercisable	price
		(000's)			(000's)

$2.78 - $ 3.39	731	$3.02	3.6	335	$2.92
$3.40 - $ 5.65	2,136	4.84	4.8	1,217	4.68
$5.66 - $ 9.04	1,014	7.35	3.2	789	7.48
$9.05 - $11.30	430	9.60	2.3	247	9.89

	4,311	$5.60	4.0	2,588	$5.80

The fair value of stock-based compensation was estimated at the grant date under the following assumptions:

	2005	2004

Dividend yield	-	-
Weighted average risk-free interest rate	3.77%	3.89%
Volatility factor of the expected market
price of the Company's common shares	73.2%	69.1%
Weighted average expected life of the
employment options	4.7 years	4.6 years

The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2005 is $2.96 (2004 - $4.77).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.       Shareholders' equity (continued):

(d)   Deferred share units:

Effective January 1, 2004, the Company established a plan to grant DSUs to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under the plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and in lieu thereof will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

The Company recorded $270,500 in compensation expense relating to 52,015 DSUs granted in 2005 for services rendered during the year. Based upon the market value of the Company's common shares at November 30, 2005, 78,285 (2004 - 26,270) DSUs are outstanding with a value of $201,975 (2004 - $148,690).

(e)   Warrants:

As at November 30, 2005, the warrants which are outstanding and exercisable are as follows:

	2005	2004	2003
	(000's)	(000's)	(000's)

Outstanding, beginning of year	985	985	875
Issued	3,334	-	360
Exercised	-	-	(250)

Outstanding, end of year	4,319	985	985

Exercisable, end of year	4,319	985	985

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

9.      Shareholders' equity (continued):

Of the warrants outstanding at November 30, 2005, 360,000 are exercisable at a price of U.S. $4.69 per share and expire on July 2, 2006, 625,237 are exercisable at a price of Cdn. $12.73 per share and expire on November 6, 2006 and 3,333,334 are exercisable at a price of U.S. $3.00 per share and expire on October 7, 2010.

10.    Loss per share:

The computations for basic and diluted loss per share are as follows:

	2005	2004	2003

Loss for the year	$(93,048)	$(74,550)	$(31,948)

Weighted average number of
common shares outstanding (000's):
Basic and diluted	79,865	69,600	55,987

Loss per common share:
Basic and diluted	$(1.17)	$(1.07)	$(0.57)

The options and warrants to purchase common shares and the senior convertible notes payable are not included in the calculation of diluted loss per share because the Company has a loss for the period and to do so would have been anti-dilutive.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

11.     Consolidated statements of cash flows:

(a)   Change in non-cash operating working capital balances:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Decrease (increase) in:
Clinical supplies	$942	$1,614	$(1,773)	$(1,862)
Tax credits recoverable	466	(213)	(4)	(1,130)
Prepaid expenses and
deposits	227	(829)	(503)	(1,590)
Increase in:
Accounts payable and
accrued liabilities	10,999	8,970	2,988	26,226

	$12,634	$9,542	$708	$21,644

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

11.     Consolidated statements of cash flows (continued):

(b)   Supplemental disclosures:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Non-cash financing activities:
Warrants and options
issued as share
issue costs	$-	$-	$1,769	$1,769
Shares issued for
services	-	-	-	2,449
Debt conversion	(2,034)	-	-	(2,774)
Shares issued on debt
conversion	2,034	-	-	2,774
Shares issued for
technology	-	-	-	2,799
Deferred share issue
costs	-	503	-	503

	$-	$503	$1,769	$7,520

Non-cash investing activities:
Technology acquired for
shares issued	$-	$-	$-	$(2,799)

(c)      Supplemental cash flow information:

The interest received in 2005 was $1,147,000 (2004 - $1,731,000; 2003 - $1,052,000; December 1, 1987 to November 30, 2005 - $9,081,000).

The interest paid in 2005 was $344,000 (2004 - nil; 2003 - nil; December 1, 1987 to November 30, 2005 - $344,000).

No income taxes were paid in any of the periods presented.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

12.    Fair values of financial instruments:

The carrying values of cash and cash equivalents, marketable securities, deposits, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

In November 2005, the Company entered into forward exchange contracts to sell, in aggregate, U.S. $25,280,000 to acquire $30,110,000 in December 2005. The fair value of these instruments at November 30, 2005 is an asset of $0.7 million.

In November 2005, the Company entered into forward exchange contracts to purchase, in aggregate, U.S. $50,000,000 for $58,990,000 in December 2005 and February 2006. The fair value of these instruments at November 30, 2005 is a liability of $0.8 million.

In fiscal 2004, the Company entered into forward exchange contracts to sell, in aggregate, $49,871,005 to acquire U.S. $37,500,000, which matured in December 2004 and April 2005. The fair value of the forward contracts, as at November 30, 2004, was a liability of $5,220,000.

The fair value of the senior convertible notes payable at November 30, 2005 is $34.3 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

13.     Income taxes:

The provision for income taxes differs from the amount computed by applying the statutory income tax rate to loss before income taxes. The sources and tax effects of the differences are as follows:

	2005	2004

Basic rate applied to loss before
recovery of income taxes	$(32,567)	$(26,927)
Adjustments resulting from:
Foreign losses affected at lower rates	23,234	15,034
Permanent differences	(74)	276
Change in valuation allowance	9,489	11,417
Other	(82)	200

	$-	$-

The tax effect of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities at November 30 are presented below:

	2005	2004

Future tax assets:
Non-capital losses	$30,148	$20,907
Deductible share issue costs	3,313	3,332
Excess of tax value of capital assets over book value	227	87
SR&ED expenditure pool, net of refundable tax credits	4,178	3,765
Other, including net capital losses	1,441	1,727
	39,307	29,818

Valuation allowance	(39,307)	(29,818)

Net future tax asset	$-	$-

The Company has approximately $5,010,000 of losses included for Canadian tax purposes in the consolidated non-capital losses available until 2014 to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

13.    Income taxes (continued):

The Company's subsidiary, Vasogen Ireland Limited, also has losses of approximately $221,708,000 (2004 - $164,525,000) included in the consolidated non-capital losses, available indefinitely to reduce future taxable income, the benefit of which will be recognized in the accounts when realized.

The Company's other subsidiary, Vasogen Corp., also has losses of approximately $1,643,000 included in the consolidated non-capital losses, which begin to expire in 2024, the benefit of which will be recognized in the accounts when realized.

The Company also has approximately $533,000 of net capital losses available to reduce future years' taxable capital gains. These net capital losses are available for carryforward indefinitely, the benefit of which will be recognized in the accounts when realized.

Under the Income Tax Act (Canada), certain expenditures are classified as Scientific Research & Experimental Development ("SR&ED") expenditures and, for tax purposes, are grouped into a pool, which is 100% deductible in the year incurred. This SR&ED expenditure pool can also be carried forward indefinitely and deducted in full in any subsequent year.

The balance of the SR&ED expenditure pool, at November 30, 2005, is approximately $14,043,000 (2004 - $12,526,000).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

13.    Income taxes (continued):

The Company also has $13,442,000 of investment tax credits ("ITCs") on SR&ED expenditures which have not been recognized in the accounts. The eligibility of the Company for provincial research tax credits depends on the Company's compliance with the provincial tax legislation. The amount of tax credits ultimately received by the Company is dependent upon review by taxation authorities of the technical and financial aspects of the claims. The ITCs will expire as follows:

2007	$87
2008	222
2009	438
2010	605
2011	951
2012	960
2013	1,544
2014	5,025
2015	3,610

$13,442

14.    Commitments and contingencies:

(a)    Contingent liability:

All employees, excluding senior management, will be entitled to receive a bonus that is contingent on the announcement of the achievement of successful results from the ACCLAIM Phase III clinical trial. This bonus will be paid within 60 days of the announcement.

If the bonus is paid, a charge to operations in the aggregate amount of $1,028,000 will be made. No amount has been accrued in these financial statements in respect of this bonus, as the outcome of the ACCLAIM phase III clinical trial is not determinable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

14.     Commitments and contingencies (continued):

(b)    Royalty commitments:

The Company agreed to pay royalties to arm's-length third parties based on gross amounts receivable by the Company from future commercial sales of its products, aggregating 1.5% on all sales to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of the Company's CelacadeTM technology to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable.

(c)    Commitments:

Under the terms of operating lease agreements for its operating facilities, the Company is committed to make payments as follows for the years ending November 30:

2006	$765
2007	791
2008	773
2009	581
2010	98

$3,008

Rent expense under operating leases, for the year ended November 30, 2005, is $870,000 (2004 - $640,000; 2003 - $386,000).

15.    Segment information:

The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is primarily located in Ireland.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

16.     Related party transactions:

(a)   Strategic alliance:

During the year ended November 30, 2001, the Company entered into a strategic alliance with Quest Diagnostics, a third party, regarding the establishment of an outpatient services delivery model to support the commercial development of its CelacadeTM technology in the United States on an exclusive basis. The Company remains free to pursue additional alliances to support the commercialization of its products. As part of the agreement, Quest Diagnostics made an $11.9 million (U.S. $7.5 million) investment in the Company and received 1,406,783 shares. Quest Diagnostics also received 625,237 warrants at an exercise price of $12.73, expiring in November 2006. The fair value of the warrants on the day of grant was negligible.

The terms of this strategic alliance have not yet been finalized. The success of the strategic alliance will depend in part on the resources Quest Diagnostics invests in the strategic alliance. If finalized, there can be no assurance that this strategic alliance will be successful. Should the Company not finalize the terms of this strategic alliance, or should the strategic alliance not ultimately be successful, the Company's business may be adversely affected.

(b)   Transactions with Quest Diagnostics:

During the year ended November 30, 2005, Quest Diagnostics provided central laboratory testing and related services to the Company under the terms of a Clinical Trial Services agreement. The cost of these services, aggregating $1,912,204 (2004 - $455,349; 2003 - $73,738; December 1, 1987 to November 20, 2004 - $2,441,291) is charged to research and development expense. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties. At November 30, 2005, the Company owes Quest Diagnostics $314,179 (2004 - $92,270) for such fees, which is included in accounts payable.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

17.    Research and development projects:

The Company has undertaken the following significant research and development projects:

(a)    Platform Technology:

The Company is focused on the research and development of treatments targeting the chronic inflammation underlying cardiovascular, neurological and other chronic inflammatory diseases. The purpose of this project is to advance the development of these treatments and the associated product technology, enhance the value of the intellectual property, identify new approaches to treatment and new disease indications for clinical development, and, when deemed appropriate initiate research in these indications.

(b)    CelacadeTM Technology - Cardiovascular disease:

The Company's CelacadeTM technology is being developed to target the chronic inflammation associated with cardiovascular disease. The Company has completed preclinical and clinical studies targeted at various areas of cardiovascular disease. The Company's CelacadeTM technology is currently in two pivotal phase III clinical trials. The ACCLAIM trial is designed to further investigate the use of CelacadeTM technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure. The SIMPADICO trial is designed to further investigate the use of CelacadeTM technology to improve intermittent elucidation, a debilitating symptom associated with peripheral arterial disease.

(c)    CelacadeTM Technology - Autoimmune disease:

The Company has completed preclinical and early-stage clinical studies with its CelacadeTM technology in autoimmune disease. Although autoimmune diseases may be candidates for future clinical development, the Company is currently not focusing any significant resources in this area.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

17.    Research and development projects (continued):

(d)   VP025 - Neuro-inflammatory disease:

The Company is also developing a new class of drugs, designed to interact with immune cells, leading to the modulation of cytokines - potent chemical messengers that regulate and control inflammation. VP025, the lead product candidate from this new class of drugs, is in development for the treatment of neuro-inflammatory disorders.

The following table outlines research and development costs expensed for the Company's significant research and development projects:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Research and development
costs expensed:
Platform technology	$1,947	$2,881	$2,270	$38,629
Cardiovascular program	64,444	45,162	17,930	142,363
Autoimmune program	-	-	48	4,565
VP025	5,030	3,751	1,482	10,392

Total research and
development costs
expensed	$71,421	$51,794	$21,730	$195,949

Acquired technology:
CelacadeTM platform	$-	$-	$-	$4,081

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.    Differences between generally accepted accounting principles in Canada and the United States:

The Company's consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from United States GAAP. The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's consolidated financial statements:

(a)   Consolidated statements of operations and deficit:

				Period from
				December 1,
				1987 to
	Years ended November 30,			November 30,
	2005	2004	2003	2005

Loss per Canadian GAAP	$(93,048)	$(74,550)	$(31,948)	$(283,209)
Technology costs (18(b)(i))	-	-	-	(4,081)
Technology amortization
(18(b)(i))	253	254	253	3,575
Non-employee stock
options (18(b)(ii))	(101)	(137)	(214)	(3,418)
Employee stock options
(18(b)(iii))	2,879	-	-	6,885
Performance based
options (18(b)(iii))	31	164	(473)	(278)
Warrants issued to
acquire technology
(18(b)(iv))	-	-	-	(61)
Accretion of senior convertible
note payable (18(b)(v))	(281)	-	-	(281)
Amortization of deferred
financing costs (18(b)(v))	(145)	-	-	(145)
Fair market value adjustment
on embedded derivatives
(18(b)(v))	3,032	-	-	3,032

Loss and comprehensive loss
per United States GAAP	$(87,380)	$(74,269)	$(32,382)	$(277,981)

Weighted average number of
common shares
outstanding (000s):
Basic and diluted	79,865	69,600	55,987

Basic and diluted loss
per share per
United States GAAP	$(1.09)	$(1.07)	$(0.58)

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

(b)   Consolidated balance sheets:

	2005		2004
		United		United
	Canada	States	Canada	States

Assets:
Acquired technology (i)	$506	$-	$759	$-
Deferred financing costs (v)	2,645	3,674	-	-
Liabilities:
Current portion of senior
convertible notes payable (v)	16,659	15,047	-	-
Senior convertible notes payable (v)	18,795	18,268	-	-
Embedded derivatives (v)	-	8,324	-	-
Warrants (v)	-	4,129	-	-
Shareholders' equity:
Share capital (iv)	295,007	294,937	245,520	245,526
Stock options, warrants and
contributed surplus (ii), (iii)	14,034	7,087	6,606	6,281
Equity component of senior
convertible notes payable (v)	7,985	-	-	-
Deficit, end of period (i), (ii),
(iii), (iv), (v)	(284,719)	(279,491)	(191,671)	(192,111)
Deficit accumulated during
development stage
(i), (ii), (iii), (iv), (v)	(283,209)	(277,981)	(190,161)	(190,601)

(i)       Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

(ii)   Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), requires the recognition of compensation costs for stock options and warrants, issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 18(e).

Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The value of any options granted prior to December 1, 2002 are not required to be recorded or presented under Canadian GAAP.

As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

(iii)  As disclosed in note 2(p), under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for awards to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 requires the Company to expense over the vesting period, the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.    Differences between generally accepted accounting principles in Canada and the United States (continued):

In accordance with United States GAAP, these options are accounted for under SFAS No. 123, to continue to apply the provisions of Accounting Principles Board Opinion 25 ("APB 25") to its accounting for stock compensation to employees. Under APB 25, compensation expense is measured based on the intrinsic value method. In most cases, the application of the intrinsic value method by the Company does not result in compensation expense under United States GAAP. However, the Company granted performance-based options to employees. In accordance with United States GAAP, these options are being accounted for using variable plan accounting. At each reporting date, compensation cost is measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost is being recognized over the estimated performance period.

(iv)  In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

(v)   Senior convertible notes payable and warrants:

Under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable, and the warrants. Issuance costs were allocated on a pro rata basis among the three elements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

Under United States GAAP, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, requires that an embedded derivative included in a debt arrangement for which the economic characteristics and risks are not clearly and closely related to the economic characteristics of the debt host contract be measured at fair value and presented as a liability. Changes in fair value of the embedded derivative are recorded in the consolidated statements of operations and deficit at each reporting date. Embedded derivatives that meet the criteria for bifurcation from the senior convertible notes payable and that are therefore measured at fair value consist of the holders' conversion right, the installment payment mechanism and the holders' contingent redemption and conversion rights in the event of a change in control or an event of default. Under Canadian GAAP, except for the conversion option, there is no requirement to identify and measure the other embedded derivatives.

Under United States GAAP, the warrants are presented as a liability because they do not meet the criteria of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, for equity classification. Subsequent changes in fair value are recorded in the consolidated statements of operations and deficit.

Under United States GAAP, the Company allocated the residual amount of the gross proceeds received to the senior convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated $31.5 million to the debt, $4.5 million to the warrants and $11.0 million to the embedded derivatives. All of the issuance costs related to the transaction are recognized as deferred financing costs under United States GAAP and are amortized to the consolidated statements of operations and deficit using the effective interest yield method over the maturity date of the notes. The senior convertible notes payable carry an effective interest rate of 42%. Differences in United States GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expense and amortization of deferred financing costs. Differences in United States GAAP also result from the fair value remeasurement of the warrant and embedded derivatives as liabilities each reporting period.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

The Company elected to pay the first monthly installment in common shares. Under United States GAAP, the twelve-day weighted average installment mechanism represents a derivative that will be measured at fair value. The fair value was not material at year-end. Under Canadian GAAP, any subsequent adjustment to the number of shares issued or debt exchanged as a consequence of the twelve-day weighted average installment mechanism will be accounted for as an adjustment to share capital.

(c)   Consolidated statements of cash flows:

Cash from operations under United States GAAP includes the adjustments to loss for the year outlined in note 18(b). Cash used in investments under United States GAAP excludes amounts representing acquired technology (note 18(b)(i)).

(d)   Income taxes:

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. Total research and development tax credits netted against research and development expenses on the consolidated statements of operations and deficit are set out in note 2(i).

(e)    Pro forma information:

While SFAS No. 123 does not require the recognition of compensation cost for stock options issued to employees at fair value, it does require disclosure of pro forma net income and income per share information as if the Company had measured options issued to employees under the fair value method and recognized that fair value over the vesting period.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

The fair value of the employee and non-employee stock-based compensation has been estimated at the date of grant using the Black-Scholes option pricing model under the assumptions listed below:

	2005	2004	2003	2002	2001

Dividend yield	-	-	-	-	-
Weighted average risk-free
interest rate	3.77%	3.89%	4.49%	4.26%	5.10%
Volatility factor of the expected
market price of the
Company's common shares	73.2%	69.1%	82.0%	81.0%	86.0%
Weighted average expected
life of the employment
options	4.7 years	4.6 years	4.4 years	4.0 years	4.0 years

The resulting weighted average grant-date fair value of the employee and non-employee stock-based compensation issued in 2005 is $2.96 (2004 - $4.77; 2003 - $3.26).

	2005	2004	2003

Loss for the year - United States GAAP	$(87,380)	$(74,269)	$(32,382)
Compensation cost - employees (18(b)(iii))	(2,879)	(3,391)	(1,636)
Compensation expense (18(b)(iii))	(192)	(164)	473

Pro forma loss for the year -
United States GAAP	$(90,451)	$(77,824)	$(33,545)

Pro forma basic and diluted loss
per share - United States GAAP	$(1.13)	$(1.12)	$(0.60)

The effects of applying SFAS No. 123 to calculate compensation cost may not be representative of the effects on pro forma loss in future periods.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

(f)   Consolidated statement of shareholders' equity in accordance with United States GAAP:

							Period from
		Common					December 1,
		shares'					1987 to
	Number	average	Share				November 30,
	of shares	share price	capital	Options	Warrants	Deficit	2005
	(000's)

Balance, November 30, 2002	51,934		$126,734	$2,966	$-	$(85,460)	$44,240
Shares issued for cash	9,478	5.35	50,669	-	-	-	50,669
Share issue costs	-	-	(5,898)	-	-	-	(5,898)
Warrants exercised	250	5.39	1,347	-	-	-	1,347
Options exercised	360	1.64	589	-	-	-	589
Fair value of stock options and
warrants issued to consultants	-	-	-	958	1,456	-	2,414
Performance based options	-	-	-	473	-	-	473
Loss and comprehensive loss	-		-	-	-	(32,382)	(32,382)

Balance, November 30, 2003	62,022		173,441	4,397	1,456	(117,842)	61,452
Shares issued for cash	9,775	7.87	76,913	-	-	-	76,913
Share issue costs	-	-	(6,128)	-	-	-	(6,128)
Options exercised	534	2.43	1,300	-	-	-	1,300
Fair value of stock options issued
to consultants	-		-	592	-	-	592
Performance based options	-	-	-	(164)	-	-	(164)
Loss and comprehensive loss	-		-	-	-	(74,269)	(74,269)

Balance, November 30, 2004	72,331		245,526	4,825	1,456	(192,111)	59,696

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

18.     Differences between generally accepted accounting principles in Canada and the United States (continued):

							Period from
		Common					December 1,
		shares'					1987 to
	Number	average	Share				November 30,
	of shares	share price	capital	Options	Warrants	Deficit	2005
	(000's)

Balance, November 30, 2004	72,331		245,526	4,825	1,456	(192,111)	59,696
Shares issued for cash	9,005	5.83	52,502	-	-	-	52,502
Share issue costs	-	-	(3,720)	-	-	-	(3,720)
Options exercised	145	4.32	627	-	-	-	627
Fair value of stock options granted	-	-	-	837	-	-	837
Shares issued in advance for
installment payment on
senior convertible notes
payable	774	2.74	2,034	-	-	-	2,034
Instalment payment in advance	-	-	(2,032)	-	-	-	(2,032)
Performance based options	-	-	-	(31)	-	-	(31)
Loss and comprehensive loss	-	-	-	-	-	(87,380)	(87,380)

Balance, November 30, 2005	82,255		$294,937	$5,631	$1,456	$(279,491)	$22,533

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

19.    Subsequent event:

Subsequent to November 30, 2005, the Company granted 1.7 million common share purchase options to officers, employees and consultants. The options have an exercise price of $2.68, generally vest over three years and generally expire ten years from the grant date. The fair value of the options of $3.0 million will be recorded as a charge to the consolidated statements of operations and deficit as the options vest. The fair value was determined using the Black-Scholes option pricing model using an expected volatility of 73.5%, a risk-free interest rate of 4.01% and an expected life of 5.7 years.

20.    Recent accounting pronouncements:

(a)   Canadian GAAP:

(i)     Financial instruments, recognition and measurement:

In January 2005, the CICA issued new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, provides criteria to be used to determine when a financial instrument should be recognized, and provides criteria to be used when a financial instrument is to be extinguished. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

20.     Recent accounting pronouncements (continued):

(ii)   Comprehensive income and equity:

In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income ("Section 1530"), and Section 3251, Equity ("Section 3251"), effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

(iii)  Hedges:

In January 2005, the CICA issued new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards of when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

(iv)  Non-monetary transactions:

In June 2005, the CICA issued new Handbook Section 3831, Non-monetary Transactions, effective for fiscal periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

20.     Recent accounting pronouncements (continued):

(b)   United States GAAP:

(i)    Accounting for stock-based compensation:

In December 2004, the FASB revised SFAS No. 123 to require companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees, but expressed no preference for a type of valuation model ("SFAS 123R"). The way an award is classified will affect the measurement of compensation cost. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. Equity-classified awards are measured at grant-date fair value and the grant-date fair value is recognized over the requisite service period. Such awards are not subsequently remeasured.

In April 2005, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") to provide additional guidance regarding the application of SFAS 123R. SAB 107 permits registrants to choose an appropriate valuation technique or model to estimate the fair value of share options, assuming consistent application, and provides guidance for the development of assumptions used in the valuation process. Based upon SEC rules issued in April 2005, SFAS 123R is effective for fiscal years that begin after June 15, 2005 and will be adopted by the Company effective December 1, 2006. Additionally, SAB 107 discusses disclosures to be made under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in registrants' periodic reports. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

(ii)    Accounting for non-monetary transactions:

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, that amends APB Opinion No. 29, Accounting for Non-monetary Transactions. The new standard requires non-monetary exchanges to be accounted for at fair value, recognizing any gains or loss, if the transactions meet a commercial substance criterion and fair value is determinable. The amendment will be effective for non-monetary transactions occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Consolidated Financial Statements (continued)
(Tabular figures in thousands of Canadian dollars, except per share amounts)

Years ended November 30, 2005, 2004, 2003 and
period from December 1, 1987 to November 30, 2005

20.     Recent accounting pronouncements (continued):

(iii)   Accounting for inventory costs:

In November 2004, the FASB issued SFAS No. 151, Inventory Costs ("SFAS No. 151"), an amendment to Accounting Research Bulletin No. 43, Chapter 4 ("ARB 43"). This statement amends the guidance in ARB 43, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). ARB 43 previously stated that these expenses may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal". In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. Prospective application of this statement is required beginning January 1, 2006. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.